SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: United Parcel Service, Inc.

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION: 25 Louisiana Avenue, NW, Washington, DC 20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934: _____________________________________________________________________________

[The following article appeared on the News page at www.teamster.org.]

Teamsters to Demand Lobbying Disclosures, Accountability at UPS

On May 4, UPS will hold its annual shareholder meeting in Wilmington, Delaware where Teamsters will call on the company to transparently report all lobbying activity. A shareholder proposal co-sponsored by the Teamsters will be presented at the meeting to demand lobbying disclosures and accountability.

UPS currently does not disclose to shareholders its lobbying expenditures or rationale for contributing to groups like the American Legislative Exchange Council (ALEC) and the U.S. Chamber of Commerce. These groups work aggressively to undermine UPS and UPS Teamsters legislative priorities around climate change, workplace safety and workers rights.

It s time for UPS to stop wasting resources on legislative efforts that not only undercut the long-term interests of the company, but also the interests of its shareholders, many of whom are UPS employees and retirees, said Teamsters Package Division Director Sean O Brien.

On May 4, Teamsters will hold a rally at 7am outside of the shareholder meeting at Hotel DuPont (42 W 11th St, Wilmington, DE). UPS Airline mechanics, who have worked more than three and a half years without a new contract, will also be at the event to protest around workplace safety issues and demand the company negotiate a fair contract.

Inside the meeting, Teamsters will take part in presenting the proposal, which states in part, the shareholders of United Parcel Service request the Board prepare a report, updated annually, disclosing company policies and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications. It calls on UPS to disclose its membership in and payments to any tax -exempt organization that writes and endorses model legislation.

If you are a UPS shareholder, stay tuned for more information on how to vote your shares.